SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 24 January 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Price-sensitive Information/

Overseas Regulatory Announcement

Announcement on Estimated Increase on Annual Results of 2010

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2010 to 31 December 2010

(2)	Estimated results: based on the preliminary estimates by the financial department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), net profit attributable to equity shareholders of the Company for the year ended 31 December 2010 of the Company and its subsidiaries (the “Group”) prepared under the China Accounting Standards for Business Enterprises is expected to increase by 50%-70% as compared to the corresponding period of the previous year.

(3)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year (prepared under the China Accounting Standards for Business Enterprises)

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	1,561,605
Earnings per share (RMB per share)	0.217

3.	Reasons

In 2010, the Company capitalized on market opportunities, actively coped with market changes, and strived to increase total output volume, thereby achieving full production and sales. Crude oil processing volume and outputs of ethylene, some important intermediate petrochemicals and plastics recorded historic highs.

4.	Explanation on other situations

The Company’s detailed financial figures ended 31 December 2010 will be disclosed in the 2010 annual report to be published on 28 March 2011.

Investors are advised to pay attention to the risks involved in the investment in the Company’s securities.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 24 January 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao ; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Both the Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Risk Warning Announcement Regarding the Development of Share Reform of the Company

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and is made pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

•	The Company will not be able to disclose the share reform (“Share Reform”) plan within one month. Investors should be aware of the investment risk.

•

At present, the number of shares held by the holders of non-circulating shares of the Company who have submitted Share Reform proposals fails to reach two-thirds of the total number of shares as required by the Measures on Administration of Share Reform of Listed Companies.

1. Current Status on Share Reform Proposal by the Holders of Non-Circulating Shares of the Company

At present, the number of shares held by the holders of non-circulating shares of the Company who have submitted Share Reform proposals fails to reach two-thirds of the total number of shares as required by the Measures on Administration of Share Reform of Listed Companies.

2. Status on the Sponsor Institution for the Company’s Share Reform

The Company has thus far not entered into any share reform sponsor contract with any sponsor institution.

3 Confidentiality and Liabilities of the Directors

All directors of the Company have confirmed and expressly informed the concerned parties that they shall observe their confidentiality obligations pursuant to Article 7 of the Measures on Administration of Share Reform of Listed Companies and other regulations.

All directors of the Company warrant that they shall timely disclose relevant matters regarding the Share Reform according to Article 7.3, Article 7.4 and other provisions of the Rules Governing the Listing of Stocks.

All directors of the Company acknowledge that they are aware of the sanction rules regarding information disclosure that fails to comply with relevant regulations and insider trading as set forth in the Criminal Law, the Securities Law and the Measures on Administration of Share Reform of Listed Companies and other regulations.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 24 January 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.